UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 19, 2023, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release announcing positive final results from a biomarker study conducted to evaluate the potential of NeuroSense’s combination platform therapy for the treatment of Alzheimer’s disease. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated January 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: January 19, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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